EXHIBIT 99.1

T604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading Symbol:LVN
September 8, 2014	Berlin & Frankfurt: LO9
OTCQX: LVNVF

LEVON TO PRESENT AT 4TH ANNUAL EURO PACIFIC GLOBAL INVESTMENT CONFERENCE

Levon Resources Ltd. ("Levon" or "the Company") (TSX Symbol: LVN; OTCQX: LVNVF) is pleased to announce that the Company will join Peter Schiff and Euro Pacific Capital for the4thannual Euro Pacific Global Investment Conference on September 9, 2014 at the Sofitel Hotel in New York. Euro Pacific has assembled a group of senior executives from global companies who will offer insights into their own firms as well as their analysis of trends in their respective industries.This year’s event includes firms with market capitalizations ranging from $10 million to over $7 billion in the energy, mining, and transportation sectors.Levon’s CEO, Mr. Ron Tremblay will be presenting at 9:30 AM on Tuesday, September 9. For more information please click here.

About Levon Resources Ltd.

Levon is a well-funded gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For more information, please go to the Company’s website www.Levon.com or the Company’s profile on SEDAR (www.sedar.com)

ON BEHALF OF THE BOARD

"Ron Tremblay"
____________________________
Ron Tremblay
President and Chief Executive Officer

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.